Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT dated March 30, 2007 is between GE OSMONICS, INC., a Minnesota corporation (“Seller”), and MAR COR PURIFICATION, INC., a Pennsylvania corporation (“Purchaser”).

PREAMBLE:

Seller, through its water dialysis division, produces, markets, sells and services medical devices and other products, certain of which are registered with the United States Food and Drug Administration (“FDA”), including: (i) reverse osmosis systems, (ii) water treatment equipment such as blending and distribution units for dialysis water purification and distribution applications, and (iii) consumables and spare parts relating thereto (the “Business”).  Seller wishes to sell, and Purchaser wishes to purchase, certain of Seller’s assets that are used exclusively in the Business on the terms and conditions set forth in this Agreement.

THEREFORE, and in consideration of the mutual promises and covenants set forth herein, Seller and Purchaser hereby agree as follows:

ARTICLE 1
DEFINITIONS

In addition to all other terms defined elsewhere in this agreement, the following terms shall have the meanings set forth below:

Section 1.1            “Action” means any claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution, investigation or charge.

Section 1.2            “Advisors” has the meaning as defined in Section 9.1.

Section 1.3            “Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.

Section 1.4            “Assumed Warranty Obligations” means warranty claims and obligations concerning Seller’s products sold or delivered to customers prior to the Closing Date.  Assumed Warranty Obligations do not include product recalls or field corrective actions, including those associated with medical device reports (“MDRs”).

Section 1.5            “Books and Records” means all of Seller’s books, records or other documents or data (or excerpts thereof) relating exclusively to the Business, including with respect to customers (current and prospective), suppliers and providers of services, all marketing and sales literature, and all training manuals and administrative records, whether in tangible, electronic or electromagnetic form; provided, however, that in no event shall “Books and Records” include (a) any Tax Returns and any worksheets, notes, files or documents primarily related thereto, wherever located, (b) any documents prepared for the benefit of the Seller in connection with the transactions contemplated by this Agreement, (c) any minute books and corporate records of Seller or its Affiliates, as the case may be, (d) any components of the information contained in Books and Records being transferred that are not related to the Business or that are otherwise excluded by agreement of the parties; (e) records relating to employees of Seller other than the Employees; and (f) any materials that are privileged or are otherwise subject to third-party privacy rights, including any materials that are protected by the attorney-client privilege or attorney work product doctrine.

Section 1.6            “Business” has the meaning as defined in the Preamble.

Section 1.7            “Cap” has the meaning as set forth in Section 7.4.1.

Section 1.8            “Closing” has the same meaning as defined in Section 3.1.

Section 1.9            “Closing Date” has the same meaning as defined in Section 3.1.

Section 1.10         “Closing Statement” has the meaning as defined in Section 3.2.1(b).

Section 1.11         “Collateral Agreements” has the meaning as defined in Section 4.4.

Section 1.12         “Confidential Information” means all trade secrets and other confidential and/or proprietary information of the particular Person, including but not limited to information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, financial projections, cost summaries, pricing formulae, contract analyses, financial information, projections, data, drawings, confidential filings with any state or federal agency, software source code and/or object code, computer hardware configurations, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants.

Section 1.13         “Contracts” means all contracts, subcontracts, agreements, leases, licenses, commitments, sales and purchase orders, installation contracts, and other instruments, arrangements or understandings to which Seller is a party or by which it is bound and which have been entered into in the Ordinary Course of Business and relate exclusively to the Business, other than those which relate exclusively to the Excluded Assets or the Retained Leases.

Section 1.14         “Deductible Amount” has the meaning as set forth in Section 7.4.1.

Section 1.15         “Disclosing Party” has the meaning as defined in Section 9.1.

Section 1.16         “Disclosure Schedule” means the schedules of exceptions and other disclosures designated “Disclosure Schedule” and attached to this agreement.

Section 1.17         “Employees” means all Persons who, immediately prior to the Closing Date, are current employees of Seller used exclusively in the Business (including those on vacation, layoff, disability or leave of absence, whether paid or unpaid) and who are listed on Exhibit B.

Section 1.18         “Environmental Laws” means any and all federal, state and local laws and regulations, published and legally binding guidance document, ordinance or Requirement of Law as they exist as of the Closing Date, governing the protection of the environment, human health and safety, such as the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901 et seq.; the Clean Water Act, 33 U.S.C. Sections 1251 et seq.; the Clean Air Act, 42 U.S.C. Sections 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. Sections 2601 et seq.; and the Safe Drinking Water Act, 42 U.S.C. Sections 300(f) et seq.

Section 1.19         “Escrow” has the meaning as defined in Section 2.5.

Section 1.20         “Escrow Agreement” has the meaning as defined in Section 2.5

Section 1.21         “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

Section 1.22         “Excluded Assets” has the meaning as defined in Section 2.2.

Section 1.23         “Exhibits” mean the exhibits attached to this agreement.

Section 1.24         “Factor” has the meaning defined in Section 6.10.

Section 1.25         “FDA” has the meaning as defined in the Preamble.

Section 1.26         “FDC Act” has the meaning as defined in Section 4.14.

Section 1.27         “February 2007 Financial Statements” has the meaning defined in Section 4.7.

Section 1.28         “Financial Reports” has the meaning defined in Section 4.7.

Section 1.29         “Final Inventory Schedule” has the meaning defined in Section 6.9.3.

Section 1.30         “FMC Agreement” has the meaning defined in Section 4.11.3.

Section 1.31         “FMC-NA” has the meaning defined in Section 4.11.3.

Section 1.32         “GE Employee Plan”, “GE Layoff Plan for Exempt Employees”, “GE Job and Income Security Plan for Non-Exempt Salaried Employees”, “GE Job and Income Security Plan for Non-Exempt Hourly Employees”, “GE Pension Plan”, “GE Savings and Security Program”, “GE Excess Benefit Plan”, “GE Supplementary Pension Plan”, and “GE Life, Disability and Medical Plan” means each of the respective compensation and benefit plans of Seller, copies of which were provided to Purchaser prior to the Closing Date.  Such compensation and benefit plans are collectively referred to as the “GE Employee Plans.”

Section 1.33         “GE Marks” means all trademarks, logos, trade names and names which are owned by General Electric Company or any of its Affiliates (other than those used exclusively in connection with the Business or otherwise specifically included in the Intellectual Property), including, without limitation, the names “Osmonics”, “General Electric”, “General Electric Company” and “GE”.

Section 1.34         “Governmental Entity” means any United States federal, state or local or any supra-national or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body.

Section 1.35         “Hazardous Substances” means any substance, waste, material, pollutant, contaminant or chemical regulated under any Environmental Law, including without limitation, hazardous substances as defined in the Comprehensive Environmental Response, Compensation and Liability Act, as of the Closing Date, and hazardous waste as defined in the Resource Conservation and Recovery Act, as of the Closing Date, and any petroleum, petroleum-based waste or petroleum breakdown product.

Section 1.36         “IRS” means the Internal Revenue Service of the United States Department of the Treasury.

Section 1.37         “Initial Purchase Price” has the meaning as defined in Section 2.5.1.

Section 1.38         “Intellectual Property”  means all right, title and interest of Seller in and to the patents, trademarks, trade secrets, trade names, service marks, brand names, databases, processes, formulae, know-how, inventions, innovations, discoveries, improvements, confidential information, mailing lists, customer and prospective customer lists, market studies, designs, logos, slogans, copyrights, manuals, documentation and other intellectual property rights relating exclusively to the Products or the Business, and labels or registrations or licenses thereof or applications therefor, which Seller uses exclusively in or which exclusively relate to the Business, including the names “Zyza Tech” and “23G” and all goodwill associated therewith.  However, the Intellectual Property shall not include the GE Marks.

Section 1.39         “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

Section 1.40         “Inventory” means all finished products and all raw materials, spare or replacement parts, component parts, work in progress, demonstration units, wrapping, labeling, supply items, packaging and similar items relating to the Products, in each case wherever the same may be located (and whether on consignment or otherwise).

Section 1.41         “Inventory Value” has the meaning as defined in Section 6.9.1.

Section 1.42         “Knowledge” means the actual knowledge of Sean West, Andrew Zaske and Joseph Kline.

Section 1.43         “Lease” means the Lease Agreement dated May 6, 2004, by and between  Brecksville Corporate Center Limited Partnership and Seller, which constitutes the lease (or amendment thereto) for the Leased Premises.

Section 1.44         “Lease Expiration Date” has the meaning as defined in the Transition Services Agreement.

Section 1.45         “Leased Premises” means the service center leased and occupied by Seller at 6650 West Snowville Road, Unit F, Brecksville, Ohio 44141, including the space appurtenant thereto to which Seller has rights of use or which Seller has a right to traverse pursuant to its Lease, but only to the extent of such rights.

Section 1.46         “Liability” or “Liabilities” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether or not accrued and whether absolute, contingent, matured or unmatured, known or unknown, and choate or inchoate, whether or not of a kind required by generally accepted accounting principals to be set forth, accrued, reserved or reflected in a financial statement.

Section 1.47         “Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien or charge of any kind.

Section 1.48         “Loss(es)” means all loss, liability, damage or deficiency, including interest, penalties, costs of preparation and investigation and reasonable attorneys’ fees; provided that except as set forth in the next sentence, Losses shall not include Special Damages.  For the avoidance of doubt, amounts paid by or on behalf of an indemnitee in respect of a Third Party Claim shall be considered to be Losses regardless of whether any of such amounts recovered by a third party through such payment include or were classified as Special Damages in such resolution or judgment.

Section 1.49         “Material Adverse Effect” means, with respect to any Person (or where applicable, the Business), any event, circumstance, change, condition, development or occurrence either individually or in the aggregate, resulting in or reasonably likely to result in a material adverse effect on (a) the business (as now conducted), results of operations, financial condition, properties, assets or liabilities of such Person or the Business (b) the legality or enforceability of this agreement, or (c) the ability of such Person to perform its obligations and to consummate the transactions under this agreement; provided; however, that (i) any adverse change, event or effect arising from or relating to general business or economic conditions, including without limitation any change, event or effect relating to any war, acts of terrorism or similar events, which does not affect the Business in a materially disproportionate manner, shall not be deemed to constitute a Material Adverse Effect and (ii) any adverse change, event or effect resulting from the announcement of the transactions contemplated hereby shall not be deemed to constitute and shall not be taken into account in determining whether there has been a Material Adverse Effect.

Section 1.50         “Material Contracts” has the meaning as defined in Section 4.11.1.

Section 1.51         “MDRs” has the meaning as defined in Section 1.4.

Section 1.52         “Notice of Disagreement” has the meaning as defined in Section 6.9.4.

Section 1.53         “Order” means any decree, judgment, ruling, arbitration award, assessment, writ, injunction or similar order of any Governmental Entity (in each such case whether preliminary or final).

Section 1.54         “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice of Seller in the conduct of the Business.

Section 1.55         “Permits” has the meaning as defined in Section 4.13.

Section 1.56         “Permitted Liens” means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other Liens imposed by applicable law and on a basis consistent with past practice for amounts not yet due; (c) Liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance or other types of social security; (d) Liens not created by Seller or its Affiliates that affect the underlying fee interest of any real property that Seller owns or leases; (e) Liens incurred in the Ordinary Course of Business  securing obligations or liabilities that are not individually or in the aggregate material to assets of Seller; (f) any set of facts an accurate up-to-date survey would show, provided such facts do not materially interfere with the present use, enjoyment and occupation of the relevant real property owned or leased by Seller; (g) in the case of the Intellectual Property, licenses, options to license, or covenants not to assert claims of infringement, in each case in existence as of the Closing Date, from Seller to third parties and identified in Section 1.56 of the Disclosure Schedule; (h) any rights of lessor’s to any leased property of Seller; and (i) any liabilities set forth in the February 2007 Financial Statements (and any liabilities incurred since that date that were incurred in the Ordinary Course of Business).

Section 1.57         “Person” means any natural person, corporation, partnership, joint venture, limited liability company, association, group, organization or other entity.

Section 1.58         “Preexisting Conditions” has the meaning as defined in Section 6.2.1(f).

Section 1.59         “Preliminary Inventory Schedule” has the meaning as defined in Section 6.9.1.

Section 1.60         “Products” means those products set forth in the document titled “Purchased Products List” and delivered to Purchaser on the Closing Date.

Section 1.61         “Purchased Assets” has the meaning as defined in Section 2.1.

Section 1.62         “Purchase Price” has the meaning as defined in Section 2.5.1.

Section 1.63         “Purchaser” has the meaning as defined in the introduction.

Section 1.64         “Purchaser FMC Sales” has the meaning defined in Section 6.10.

Section 1.65         “Purchaser Indemnified Parties” has the meaning as defined in Section 7.2.

Section 1.66         “Rebate Period” has the meaning defined in Section 6.10.

Section 1.67         “Receiving Party” has the meaning as defined in Section 9.1.

Section 1.68         “Requirement of Law” means any statute or law, treaty, ordinance, rule or regulation or any judgment, decree, order, regulation, rule or determination of any arbitrator or court or other Governmental Entity, in each case applicable to or binding upon Seller or any of its properties related to the Business.

Section 1.69         “Retained Leases” means any agreement, contract, obligation, promise or undertaking to which Seller is a party or by which it is bound and which constitutes a lease (or amendment thereto) for one of the Retained Leased Premises and which relates to the Business.

Section 1.70         “Retained Leased Premises” means the office and warehouse space occupied  by Seller at 5951 Clearwater Drive, Minnetonka, Minnesota 55343, the service center leased and occupied by Seller at 11113 N.E. 33rd Place, Belleview, Washington 98004, and the service center leased and occupied by Seller at  4740 Bronze Way, Dallas, Texas 75236, in each case also including space appurtenant thereto to which Seller has rights of use or which Seller has a right to traverse pursuant to its Lease, but only to the extent of such rights.

Section 1.71         “Retained Liabilities” has the meaning as defined in Section 2.4.

Section 1.72         “Seller” has the meaning as defined in the introduction.

Section 1.73         “Seller Acquisition Date” has the meaning as defined in Section 4.1.

Section 1.74         “Seller FMC Sales” has the meaning defined in Section 6.10.

Section 1.75         “Seller Indemnified Parties” has the meaning as defined in Section 7.3.

Section 1.76         “Seller Restricted Parties” has the meaning as defined in Section 6.5.

Section 1.77         “Special Damages” means lost profits, lost revenues, lost opportunities, consequential, punitive, treble or other special damages regardless of the legal theory.

Section 1.78         “Supply Agreement” has the meaning defined in Section 3.2.1(d).

Section 1.79         “Tax” or “Taxes” means any taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental or taxing authority, including without limitation taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp transfer, value added or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs and similar charges.

Section 1.80         “Tax Proceeding” means any action, suit, investigation, audit, examination, claim or other administrative or judicial proceeding relating to Taxes or Tax Returns.

Section 1.81         “Tax Return” or “Tax Returns” means all reports, returns, declarations, claims for refund or statements of any kind or nature relating to Taxes, and any schedule or attachment thereto or any amendment thereof.

Section 1.82         “Third Party Claim” has the meaning as defined in Section 7.5.1(a).

Section 1.83         “Third Party Consents” has the meaning as defined in Section 4.6.

Section 1.84         “Trademark License Agreement” has the meaning defined in Section 3.2.1(e).

Section 1.85         “Transition Services Agreement” has the meaning  defined in Section 3.2.1(c).

Section 1.86         “Transfer Taxes” has the meaning as defined in Section 2.6.

Section 1.87         “2006 Financial Statements” has the meaning as defined in Section 4.7.

Section 1.88         “Unassigned Asset” has the meaning as defined in Section 6.7.1.

ARTICLE 2
PURCHASE AND SALE OF ASSETS

Section 2.1            Transfer of Purchased Assets.  Upon the terms and subject to the conditions contained herein, at the Closing, Seller shall sell, convey, transfer, assign and deliver to Purchaser, all of Seller’s right, title and interest in the following assets that are related to the Business, wherever such assets are located (collectively, the “Purchased Assets”) and Purchaser shall purchase and accept the Purchased Assets:

2.1.1       all fixed assets and tangible personal property owned, leased or licensed by Seller and used exclusively in the Business, comprised of: (i) the furniture, equipment, furnishings , and other similar tangible assets owned by Seller which are located at the Leased Premises, the Retained Leased Premises or elsewhere and set forth on Exhibit 2.1.1; (ii) the manufacturing and assembly equipment, test equipment, safety and material handling equipment, bar code equipment, certain computers and computer peripherals that are freely transferable by Seller, and all other machines and equipment used exclusively in the Business and set forth in Exhibit 2.1.1; (iii) assembly benches, molds and tooling and the material handling and warehouse racking and all other tangible assets related to or used in connection with the manufacturing processes of the Products or otherwise used in the Business and set forth on Exhibit 2.1.1; (iv) all Products located at the Leased Premises, Retained Leased Premises, customer locations, dealer locations, Seller’s warehouses, in transit to or from such premises, locations or warehouses, or elsewhere; (v) all Inventory, wherever located; and (vi) all boxes, packaging materials and supplies;

2.1.2       all of Seller’s rights in and under the Contracts and the Lease, including Seller’s rights in and to the Leased Premises and any improvements therein made by Seller, but excluding items that are tangible personal property which would otherwise constitute a portion of the Purchased Assets but which under local law are classified as fixtures, and only to the extent that such rights relate to matters arising after the Closing Date;

2.1.3       all contracts to provide goods or services to or from Seller entered into in the Ordinary Course of Business and related exclusively to the operation of the Business but only to the extent that such rights relate to matters arising after the Closing Date;

2.1.4       the Books and Records;

2.1.5       the Permits related exclusively to the operation of the Business, to the extent assignable;

2.1.6    all web content related exclusively to the Business contained in websites of Seller or its Affiliates;

2.1.7    all online manuals and information related exclusively to the Products or the Business contained in websites of Seller or its Affiliates;

2.1.8    all documentation and data (written, electronic and otherwise) of Seller pertaining exclusively to the Business including, without limitation, computer print-outs, invoices, customer lists, prospect lists, credit records and information, purchase and sales records and information, merchandise records, sales promotion materials and other documents and items incidental to the Business (but not including any such items which are specifically excluded from the definition of “Books and Records”);

2.1.9    all drawings, designs, sketches, plans and other similar matters, however evidenced;

2.1.10  all trade secrets, business and marketing plans and manufacturing know-how, confidential and proprietary information, and goodwill related to the Business;

2.1.11  all of Seller’s in-process technology, enhancements, designs, modifications, testing data, and the like for product improvements and/or new product concepts related exclusively to the Products or the Business;

2.1.12  all of Seller’s rights (to the extent transferable or assignable by Seller) with respect to phone numbers and fax numbers used exclusively in the Business;

2.1.13     all Intellectual Property related exclusively to the Business; and

2.1.14     all of Seller’s rights with respect to any manufacturer’s warranties relating to the Purchased Assets to the extent that such rights are assignable.

Section 2.2            Excluded Assets.  Purchaser is purchasing only the Purchased Assets and Seller shall retain all other assets of Seller, whether or not related to the Business, including without limitation, the GE Marks, all rights in and under the Retained Leases, vehicles and delivery vans owned or leased by Seller, all computers and computer programs, software, hardware and peripherals (except to the extent that such computer and computer peripherals are listed in Exhibit 2.1.1), all accounts receivable related to the Business, all accounts receivable from any Affiliate of Seller or any other division of Seller, all cash and cash equivalents related to the Business, all bank accounts related to the Business, and all deposits and prepaid expenses related to the Business (collectively, “Excluded Assets”).

Section 2.3            Assumed Liabilities.  Purchaser shall be solely responsible for all Liabilities arising out of Purchaser’s conduct of the Business after the Closing Date.  In addition, at the Closing Purchaser shall assume all the Liabilities of Seller relating to or arising out of the Business or the Purchased Assets (the “Assumed Liabilities”) other than the Retained Liabilities.

Section 2.4            Retained Liabilities.  Notwithstanding any provision in this Agreement to the contrary, Purchaser is not assuming any of the following Liabilities of Seller (collectively, the “Retained Liabilities”):

2.4.1       any Liability of Seller to the extent not relating to the Business;

2.4.2       product liability (strict liability or otherwise), product recalls or field corrective actions, including those associated with MDRs, fraudulent concealment or tort claims (other than the Assumed Warranty Obligations) concerning Seller’s products sold or delivered to customers prior the Closing Date;

2.4.3       any Liability relating to an Excluded Asset;

2.4.4       any accounts payable or notes payable of Seller;

2.4.5       any financed or other debt that Seller owes to any Person;

2.4.6       any Liability that Seller has to any of its Affiliates or any other division of Seller;

2.4.7       any Action that is pending or threatened against Seller as of the Closing Date;

2.4.8       any obligation of Seller that it expressly undertakes pursuant to this agreement;

2.4.9    any Liability relating to the GE Employee Plans or other compensation or benefit plan of Seller or under which any past or present employee of Seller has participated or is currently participating, or any violation of a Requirement of Law related thereto or arising thereunder, or any funding deficiency with respect to, or any breach of or default under the terms of such plans occurring prior to or existing on the Closing Date;

2.4.10  Taxes with respect to Seller or the Business with respect to any period prior to the Closing Date;

2.4.11  guarantees by Seller of any indebtedness or obligation of any other Person for borrowed money or otherwise;

2.4.12  except for any of the following to the extent relating to the Leased Premises, any civil or criminal penalties or other Liabilities or any payments in the nature thereof, or any damages or clean-up costs, under any Environmental Laws or any federal, state, local or foreign law, rule, regulation or policy governing occupational health and safety matters, or founded upon a private right of action or third party claim in respect of Hazardous Substances or occupational health or safety matters, imposed upon, or sought to be imposed upon, Seller, or Purchaser on account of any act or omission of Seller or its Affiliates, or on account of any state of facts or conditions existing prior to the Closing Date;

2.4.13  subject to Section 6.2.1, compensation and benefits owing to employees of Seller (whether due or accruing prior to or after the Closing Date), including, without limitation, salary, bonus, commission, vacation pay, severance pay, deferred and accrued compensation, health care and pension benefits, and other compensation payable under contract, benefit plan, or otherwise;

2.4.14  the sale of the Purchased Assets hereunder, including, without limitation, fees of Seller’s attorneys and other advisors;

2.4.15  Liabilities under or related to Retained Leases; and

2.4.16  pending, threatened or future Actions by or with respect to current or past employees of Seller based upon, or related to, the employment relationship between Seller and its employees, the termination of such employment relationship, or any actual or alleged act, action, occurrence, transaction, omission or communication that transpired or occurred at any time prior to the Closing Date, including, without limitation, claims under any Requirement of Law related to human rights, discrimination, civil rights, employee compensation, disabilities, fair labor or medical leave.

Section 2.5            Purchase Price; Escrow.

2.5.1       The initial purchase price for Business and Purchased Assets shall be Thirty Million Seven Hundred Thousand Dollars ($30,700,000).  This amount is the “Initial Purchase Price.”  The Initial Purchase Price, as adjusted in accordance with Section 2.5.2 below, shall be the “Purchase Price.”  Subject to Section 2.5.3 below, Purchaser shall pay the Purchase Price (exclusive of the adjustment under Sections 2.5.2(a) and (c)) to Seller via wire transfer at the Closing.  The Purchase Price shall be in addition to Purchaser’s assumption of the Assumed Liabilities pursuant to this Agreement.

2.5.2           (a)       Vacation Adjustment. The Initial Purchase Price shall be reduced to reflect the accrued and unused vacation time of Employees as of the Closing Date that is being assumed by Purchaser under Section 6.2.1.  Seller shall pay to Purchaser an amount equal to amount of such accrued and unused vacation time within 10 days of the Closing Date.

(b)      Warranty Claim Adjustment.  The Initial Purchase Price shall be reduced at Closing by $80,000.00 to compensate Purchaser for assuming the Assumed Warranty Obligations under Section 2.3.

(c)   Inventory Adjustment.  The Initial Purchase Price shall be adjusted in accordance with Section 6.9 by the amounts by which the Inventory Value as of the close of business on March 30, 2007 is greater than or less than $1,900,000.  Any adjustment under this Section 2.5.2(c) shall occur when the Inventory Value is finalized in accordance with Section 6.9.

2.5.3       Purchaser shall place $1,000,000 of the Initial Purchase Price in an escrow account (the “Escrow”) to be held for a period of twelve (12) months to offset any claims that Purchaser may have against Seller pursuant to ARTICLE 7 of this agreement.  At Closing, Purchaser and Seller shall enter into a duly executed escrow agreement substantially in the form of Exhibit A (the “Escrow Agreement”).

Section 2.6            Closing Costs; Transfer Taxes.  Purchaser shall pay all costs and expenses incurred in connection with recording title to the Purchased Assets; provided, however, that Seller shall bear all costs of any curative efforts necessary to transfer good and valid title to the Purchased Assets.  Purchaser shall bear all Taxes that are not in the nature of income, gross receipts or similar types of Taxes that arise as a result of the transfer and sale of the Purchased Assets from Seller to Purchaser (the “Transfer Taxes”).  With respect to any state, county or municipal sales taxes that arise as a result of the transfer and sale of the Purchased Assets from Seller to Purchaser, Purchaser shall deliver the amount of such taxes (if any) to Seller at the Closing or within five business days thereafter.  If Purchaser presents a valid Minnesota manufacturing exemption certificate or any other valid exemption or re-sale certificate to Seller at Closing, Purchaser shall not be obligated to deliver the amount of the applicable sales tax to Seller on those Purchased Assets that are exempt from such tax upon having a valid exemption or re-sale certificate.  Seller shall remit the Transfer Taxes to the appropriate Governmental Authority after the Closing.  The Tax Returns for any Transfer Taxes required by reason of the transfer shall be prepared and filed in a timely manner by the party normally obligated by law or regulation to make such filing.  The parties shall reasonably cooperate with each other in connection with the preparation and filing of such returns, in obtaining all available exemptions from the Transfer Taxes and in providing each other in a timely manner with resale certificates and any other documents necessary to satisfy any such exemptions.

ARTICLE 3
CLOSING

Section 3.1            Closing.  The closing of the transactions contemplated herein (the “Closing”) shall be held at 10:00 a.m. local time on March 30, 2007 at the offices of Seller (including delivery of documents by facsimile) or on such other date and at such other location as is mutually agreed by the parties (the “Closing Date”).  For the purpose of any calculation or determination required to be made by either of the parties following the Closing, the Closing shall be deemed to have been effective as of 11:59 p.m. on the Closing Date.

Section 3.2            Conveyances at Closing.

3.2.1       To effect the sale and transfer and other transactions referred to in ARTICLE 2, Seller shall, at the Closing, execute or cause to be executed, as appropriate, and deliver to Purchaser:

(a)           the Assignment and Bill of Sale;

(b)           a closing statement which sets forth the Purchase Price, including any adjustments thereto (exclusive of the Inventory Adjustment) (the “Closing Statement”);

(c)           Transition Services Agreement:  Seller shall have delivered to Purchaser a duly executed transition services agreement substantially in the form of Exhibit C (the “Transition Services Agreement”);

(d)           Supply Agreement:  Seller shall have delivered to Purchaser a duly executed product supply agreement substantially in the form of Exhibit D (the “Supply Agreement”);

(e)           Trademark License Agreement: Seller shall have delivered to Purchaser a duly executed trademark license agreement substantially in the form of Exhibit E (the “Trademark License Agreement”);

(f)            the Escrow Agreement;

(g)           Board Resolutions:  A copy of the text of the resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the consummation of all of the transactions contemplated by this Agreement, duly certified by Seller’s secretary to the effect that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded;

(h)           Good Standing:  Copies of a recently dated certificate of good standing for Seller from the office of the Secretary of State of the State of Minnesota;

(i)            Intellectual Property:  Instruments of assignment to Purchaser, executed by Seller, assigning the entire right, title and interest of Seller in, to and under the Intellectual Property, in form and substance reasonably satisfactory to both parties; and

(j)            Further Assurances:  Such other instrument or instruments of transfer as shall be necessary or appropriate, as Purchaser or its counsel shall reasonably request, to carry out and effect the purpose and intent of this agreement.

3.2.2       To effect the sale and transfer and other transactions referred to in ARTICLE 2, Purchaser shall, at the Closing, execute or cause to be executed, as appropriate, and deliver to Seller:

(a)           the Closing Statement;

(b)           the Transition Services Agreement;

(c)           the Supply Agreement;

(d)           the Trademark License Agreement;

(e)           the Escrow Agreement;

(f)            Board Resolutions:  A copy of the text of the resolutions adopted by the board of directors of Purchaser authorizing the execution, delivery and performance of this agreement and the consummation of all of the transactions contemplated by this agreement, duly certified by Purchaser’s secretary or assistant secretary to Seller to the effect that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded;

(g)           Purchase Price:  Evidence satisfactory to Seller of the wire transmission of (i) the Purchase Price (subject to the adjustment under Sections 2.5.2(a) and (c) and exclusive of the Escrow) and any Transfer Taxes pursuant to Section 2.6 to Seller and (ii) the Escrow to the escrow agent specified in the Escrow Agreement; and

(h)           Further Assurances:  Such other instrument or instruments of transfer as shall be necessary or appropriate, as Seller or its counsel shall reasonably request, to carry out and effect the purpose and intent of this agreement.

Section 3.3            Allocation of Purchase Price.   The parties agree that the Purchase Price will be allocated among the Purchased Assets by Purchaser based upon the report of its independent third party specialist as soon as possible but in no event more than 30 days following the Closing Date. Purchaser shall provide Seller with written notice of the allocation of the Purchase Price within such 30 day period.  In the event that Seller disagrees with the allocation of Purchaser’s independent third party specialist, Seller shall have 30 days to notify Purchaser that Seller disagrees with such allocation and retain, at its expense, its own independent third party specialist to determine the allocation of the Purchase Price.  Seller shall provide Purchaser with the final allocation of Seller’s independent third party specialist within such 30 day period.  In the event that Purchaser’s independent third party specialist and Seller’s third party specialist cannot agree on a final allocation of the Purchase Price within 10 days of when Purchaser received Seller’s allocation, the independent third party specialists of each party shall agree upon a third independent third party specialist whose final allocation of the Purchase Price shall be binding upon both Purchaser and Seller.  Any costs associated with a third independent third party specialist shall be split equally between the parties.  Purchaser and Seller each shall report the transaction in accordance with such allocation, and shall not take a position inconsistent with such allocation except with the written consent of the other party or except as may be necessary to resolve a tax audit or other tax controversy.  Purchaser and Seller shall complete the information required for the IRS e-filing requirements of Form 8594 reflecting such allocation and Purchaser and Seller will take no position with any tax authorities inconsistent with such allocation.

Section 3.4            Simultaneous Transactions.  All things which this agreement contemplates are to happen at or in connection with the Closing shall be deemed to have happened simultaneously, and unless all such things shall happen or shall be waived, none shall be deemed to have occurred.

ARTICLE 4
SELLER’S REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Purchaser that, except as may be set forth in the Disclosure Schedule, the following statements are true and correct as of this date:

Section 4.1            Seller’s Knowledge.  For purposes of all representations and warranties that Seller provides in this agreement, all such representations and warranties with respect to any events, facts or circumstances that occurred before February 28, 2003 (the “Seller Acquisition Date”) that would affect in any way any of the representations and warranties Seller has given in this agreement or any other document or instrument contemplated herein are based on Seller’s Knowledge.

Section 4.2            Organization and Good Standing; Qualification.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, with all requisite corporate power and authority to carry on the business in which it is engaged, and to own and operate the assets, properties and businesses it owns and to carry on the Business as it is now being conducted.

Section 4.3            Title to Purchased Assets.  Seller has good, marketable and valid title to all the Purchased Assets and full right, power and authority to sell, convey, assign, transfer and deliver all the Purchased Assets to Purchaser, and Purchaser shall acquire, good and valid title to all the Purchased Assets, free and clear of any Liens except for: (i) Permitted Liens and (ii) the Assumed Liabilities.  Except for the Excluded Assets, the tangible assets included in the Purchased Assets constitute all of the tangible assets of Seller necessary for or material to the operation of the Business in the manner conducted prior to the Closing Date.

Section 4.4            Authorization and Validity.  The execution, delivery and performance by Seller of this agreement and the other agreements contemplated hereby (the “Collateral Agreements”), and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all required corporate action of Seller.  This agreement and all Collateral Agreements have been duly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the Purchaser) constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or the availability of equitable remedies.

Section 4.5            No Violation.  Except for obtaining the Third Party Consents, neither the execution, delivery or performance of this agreement or the Collateral Agreements nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with, or result in a violation or breach of the terms, conditions or provisions of, or constitute a default (or an event which, with the giving of notice of lapse of time or both, would constitute a default) under, or result in the termination of, or acceleration of the performance required by, or result in the creation or imposition of any Lien upon any property or assets of Seller, the articles of incorporation or bylaws of Seller, (ii) conflict with, or result in a material breach of the terms, conditions or provisions of, or constitute a default under, any agreement indenture, right of first refusal, non-competition agreement or other instrument under which Seller is bound or to which any of the assets of  Seller are subject, or result in the creation or imposition of any security interest, lien, charge or encumbrance upon any of the assets of Seller, or (iii) violate or conflict with any Order or Requirement of Law that is applicable to Seller.

Section 4.6            Governmental Authorities; Third Party Consents.  Except as set forth in Section 4.6 of the Disclosure Schedule, Seller is not required to submit any notice, report or other filing with any Governmental Entity in connection with the execution or delivery by Seller of this agreement or the consummation of the transactions contemplated hereby or thereby, and no action, consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person other than the executive management of Seller is required to be obtained in connection with the execution, delivery and performance of this agreement or any of the Collateral Agreements or the transactions contemplated herein or therein (the “Third Party Consents”).

Section 4.7            Financial Information.  Section 4.7 of the Disclosure Schedule includes a  copy of the balance sheets of the Business as at December 31, 2005 and 2006 and the related statements of income for the years then ended (the “2006 Financial Statements”).  Section 4.7 of the Disclosure Schedule also includes copy of the balance sheet of the Business at February 28, 2007 and the related statement of income for the two months then ended (the “February 2007 Financial Statements”).  The 2006 Financial Statements and the February 2007 Financial Statements are collectively referred to as the “Financial Reports.”  The Financial Reports fairly present in all material respects the financial condition and results of operations of the Business as of the dates and for the periods indicated, except that any projections and estimates set forth in the Financial Reports were for Seller’s internal purposes only and Seller makes no representations or warranties whatsoever related to any such projections and estimates.  As at the Closing Date, Seller does not have Knowledge of any Liabilities of Seller that are related exclusively to the Business other than those that were adequately accrued, reserved for or reflected in the balance sheet included in the February 2007 Financial Statements, except for (i) Retained Liabilities, (ii) Liabilities under the Contracts and the Lease and the accrued and unused vacation of the Employees as of the Closing Date, and (iii) Liabilities incurred in the Ordinary Course of Business consistent with past practice.

Section 4.8            Employee Matters.  Seller is not a party to any collective bargaining or labor agreement, arbitration, lawsuit or administrative proceeding with respect to its employees and there has been no material work stoppage against Seller, and, to Seller’s Knowledge, is any stoppage threatened against Seller.  No petition has been filed for recognition of any Person as the collective bargaining representative for the Employees.  Seller is and has been in compliance with all applicable laws respecting employment and employment practices and the terms and conditions of employment, wages and hours, including, without limitation, any such laws respecting employment discrimination, occupational safety and health, and unfair labor practices, except where such noncompliance would not cause a Material Adverse Effect on the Business, taken as a whole. Seller is not delinquent in any payments to the Employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or any amounts required to be reimbursed to the Employees.  Set forth on Exhibit B attached hereto is a complete and accurate list of the Employees, together with the title and annual compensation (including bonuses and commissions) of each such Person.

Section 4.9            Taxes.

4.9.1       Filing of Tax Returns.  Since the Seller Acquisition Date, Seller (or the combined, unitary or consolidated group of which it is a member) has duly and timely filed (in accordance with any extensions granted by the appropriate governmental agency, if applicable) with the appropriate Governmental Entity all Tax Returns required to be filed by the United States or any state or any political subdivision thereof.  All such Tax Returns are, to the extent they relate to Seller, complete and accurate in all material respects.  There are no Liens for Taxes with respect to the Purchased Assets, except for statutory liens for current Taxes not yet delinquent, and no taxing authority has made any claims in writing with respect to Taxes related to the Business.

4.9.2       Payment of Taxes.  Since the Seller Acquisition Date, except for such items as Seller or its respective Affiliates may be disputing in good faith, (i) Seller has paid or made adequate provision for payment of Taxes that have become due with respect to any Tax Returns that it has filed and (ii) Seller is not delinquent in the payment of any Tax with respect to the Business.

Section 4.10         Absence of Certain Changes.  Except for any transactions contemplated in this agreement and certain changes in national economic conditions or changes which generally affect the water dialysis industry, since February 28, 2007: (i) there has been no event or condition that has had or is or would be likely to have a Material Adverse Effect on the Business, taken as a whole, (ii) Seller has conducted the Business in the Ordinary Course of Business, and (iii) there has been no damage or destruction or loss affecting the Purchased Assets, whether nor not covered by insurance, in excess of $100,000 in the aggregate.

Section 4.11         Material Contracts.

4.11.1     Section 4.11 of the Disclosure Schedule set forth a complete and accurate list of all Contracts to which Seller is a party or by which Seller or its properties is bound and: (i) that have a remaining term of greater than one (1) year and cannot be terminated by Seller upon less than thirty (30) days notice without penalty to Seller; (ii) that may give rise to Liabilities for any individual Contract exceeding, during the current term thereof, $100,000; (iii) that may generate revenues for any individual contract exceeding, during the current term thereof, $100,000; (iv) is a Lease; or (v) is a Contract (a) with an Employee, including, without limitation, all individual employment, termination, retention, severance, non-disclosure, non-competition or other similar contracts or agreements with any such Persons, (b) for the sale of any of its assets or properties, other than in the Ordinary Course of Business, or for the grant to any Person of any preferential rights to purchase any of its assets or properties, (c) under which it agrees to refrain from competing with any Person, (d) for the leasing of a motor vehicle, (e) for the leasing of equipment, or (f) not made in the Ordinary Course of Business that is not reflected on any other Schedule (collectively, the “Material Contracts”).  All of the Material Contracts set forth in Section 4.11 of the Disclosure Schedule are (except as set forth in said Schedule) in full force and effect in accordance with their respective terms. To the extent Material Contracts are evidenced by documents, true and complete copies have been delivered or made available to Purchaser. To the extent material Contracts are not evidenced by documents, written summaries have been delivered or made available to Purchaser.

4.11.2     Seller is not in default under any of the Material Contracts, and there is no basis (even with the giving of notice, lapse of time, or the happening of any other event or condition) for any claim of default under any of the Material Contracts, except in both instances where such default would not have a Material Adverse Effect on the Business, taken as a whole.  Seller has not received any termination notices and has no Knowledge that any of the other parties to the Material Contracts intend to terminate, not renew, allow to expire or amend any such Material Contract. Each Material Contract constitutes a valid, legal and binding agreement of the parties thereto, enforceable in accordance with its terms except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or the availability of equitable remedies.

4.11.3     Seller has obtained the written consent of National Medical Care, Inc. (d/b/a Fresenius Medical Care North America) (“FMC-NA”) to the assignment from Seller to Purchaser of the Agreement between Seller and FMC-NA described in Section 4.11 of the Disclosure Schedule (the “FMC Agreement”) and has provided to Purchaser a true, correct complete copy of such written consent. Such written consent has not been modified, withdrawn or terminated and remains in full force and effect.

Section 4.12           Intellectual Property.   Section 4.12 of the Disclosure Schedule set forth a list, as of the date hereof, of all United States or foreign patents, trademark registrations, trade names, service marks, copyright registrations and applications therefor relating to the Intellectual Property owned by Seller and used in the Business.  Seller owns or possesses adequate licenses or other valid rights to use the Intellectual Property, together with all other technology, know-how, tangible or intangible proprietary information of material and formulae that are necessary and material to the Business.  To Seller’s Knowledge, the conduct of the Business as now being conducted by Seller does not conflict with or infringe on any valid patents, trademark registrations, trade names or copyrights of others.  Seller has not received any notices of an infringement by any third party with respect to any Intellectual Property or of any claims by a third party (i) against the use by Seller of any Intellectual Property necessary and material for the operation of the business of Seller as currently conducted or presently contemplated, or (ii) challenging or questioning the validity or effectiveness of any of the Intellectual Property.  To Seller’s Knowledge, (a) the validity of Seller’s rights to the Intellectual Property has not been challenged or questioned by any third party, and (b) none of the Intellectual Property is being infringed upon by others.  Seller has not licensed or otherwise authorized the use of any Intellectual Property to or by any Person.  Seller has provided Purchaser with a true and complete copy of each patent and trademark registration that constitutes Intellectual Property and each license or sublicense pursuant to which Seller is permitted to sell, distribute or otherwise use Intellectual Property owned by third parties.

Section 4.13         Licenses and Permits.  Seller possess all necessary licenses, franchises, permits and governmental authorizations (collectively, the “Permits”) necessary for the conduct of the Business as now conducted except where such failure would not cause a Material Adverse Effect on the Business, taken as a whole.  The transactions contemplated by this agreement will not result in a default under or a breach or violation of, or adversely affect the rights and benefits afforded by any such licenses, franchises, permits or government authorizations, except for any such default, breach or violation that would not have a Material Adverse Effect on the Business, taken as a whole.  All Permits are listed in Section 4.13 of the Disclosure Schedule and are in full force and effect and in good standing, no violations or defaults exist or have been recorded in respect of any Permit, and no Action is pending, or, to the Knowledge of Seller, threatened, to revoke or limit any Permit, except to the extent that any such failure to be in good standing or any such violation or default that exists with respect to any Permit would not have a Material Adverse Effect.

Section 4.14         Compliance With Laws.  Seller is, and at all times since the Seller Acquisition Date has been, in compliance with all Requirements of Law that are or were applicable to them or to the conduct or operation of the Business except where the failure to so comply would not result in a Material Adverse Effect on the Business, taken as a whole. Since the Seller Acquisition Date, (a) Seller has not received a notice from any Governmental Entity alleging a violation by it of any Requirement of Law (i) applicable to it or its business, including without limitation regulations promulgated by the FDA, Environmental Protection Agency, Occupational Safety and Health Association or any other Governmental Entity regulating the Business or the products produced, manufactured, serviced or marketed by Seller related to the Business or (ii) which otherwise is applicable to it involving the design, manufacture, labeling, testing, inspection, storage, sale, marketing, servicing or distribution of any of its products or services related to the Business; and (b)  Seller has not received any directives or orders from any Governmental Entity materially affecting any of its products or facilities related to the Business. Seller has not marketed and is not currently marketing any device or providing any service in violation of the Food, Drug and Cosmetics Act, as amended (the “FDC Act”) and is in compliance, in all material respects, with all manufacturing and quality assurance standards and other requirements under the FDC Act, FDA regulations and each other Requirement of Law applicable to Seller except to the extent any such non-compliance would not have a Material Adverse Effect. The foregoing representations and warranties in this Section 4.14 shall not apply to any laws concerning Taxes or Tax Returns, Intellectual Property, labor and employment matters, or Environmental Laws. The sole and exclusive representations and warranties made in this agreement by Seller with respect to such laws are set forth in Section 4.8, Section 4.9, Section 4.12 and Section 4.15.

Section 4.15         Environmental Matters. To the Seller’s Knowledge, Seller is in compliance with all Environmental Laws applicable to the Business including (i) Seller’s possession of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof, and (ii) compliance with notification, reporting, and registration provisions of the Environmental Laws.  Since the Seller’s Acquisition Date, Seller has not received any written communication, whether from a Governmental Entity or other Person, that alleges that Seller is not in compliance with the Environmental Laws or is liable for any matter regulated under any applicable Environmental Law relating to the Business.  Seller has not received any written notice, claim or request for information relating to any on-site or off-site locations to which Seller transported Hazardous Substances or arranged for the transportation of Hazardous Substances, alleging that Seller is liable for any investigating, monitoring or clean-up cost, remedial work, damage to natural resources or personal injury relating to the Business.

Section 4.16         Finder’s Fee.  Seller has not incurred any obligation for any finder’s, broker’s or agent’s fee in connection with the transactions contemplated in this agreement.

Section 4.17         Litigation.   Section 4.17 of the Disclosure Schedule contains a description of all federal, state or local legal actions or administrative proceedings which are pending against Seller or are known by Seller to be threatened against Seller.   With respect to all matters set forth on Section 4.17 of the Disclosure Schedule, Seller has not received any notice from its insurance providers that they have denied insurance coverage or reserved their rights with respect to those claims.

Section 4.18         Suppliers and Customers. Except as set forth on Section 4.18 of the Disclosure Schedule, since February 28, 2007, no (i) supplier of products sold or utilized by Seller for the Business, the loss of which could have a Material Adverse Effect, or (ii) customer of the Business who accounted for more than $100,000 of sales of products or services of Seller during the fiscal year ended December 31, 2006 or is reasonably expected to account for more than $100,000 of such sales during the twelve months ending December 31, 2007, has cancelled or otherwise terminated, or threatened in writing or otherwise to cancel or otherwise terminate, its relationship with Seller, or has advised Seller that it intends to reduce its purchases of products or services from Seller, or sales of products or services to Seller, such that it would reasonably be expected to have a Material Adverse Effect. Section 4.18 of the Disclosure Schedule sets forth a current list of the ten largest suppliers and customers of Seller with the amount of purchases or sales during (i) 2006 and (ii) the two months ended February 28, 2007.

Section 4.19         Inventory.  All Inventory that will be reflected on the Preliminary Inventory Schedule will have been maintained in accordance with Seller’s historical business practices for the Business within the six month period preceding February 28, 2007; will be in good and merchantable condition; will consist substantially of a quality, quantity and condition usable, or saleable within six months in the Ordinary Course of Business; will be valued at cost and otherwise in accordance with generally accepted accounting principles and consistent with past practices since June 30, 2006; and is in compliance with each applicable Requirement of Law in all material respects.

Section 4.20         Disclaimer.  EXCEPT AS SET FORTH IN THIS ARTICLE 4, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AND THE BUSINESS AND THE PURCHASED ASSETS ARE BEING SOLD “AS IS, WHERE IS” ON THE CLOSING DATE, IN THEIR THEN PRESENT CONDITION, AND PURCHASER SHALL RELY UPON ITS OWN EXAMINATION THEREOF. SELLER EXPRESSLY DISCLAIMS ALL OTHER WARRANTIES, EXPRESSED, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, WARRANTY OF FITNESS FOR ANY PARTICULAR PURPOSE, AND WARRANTY ARISING BY USAGE OF TRADE, COURSE OF DEALING, OR COURSE OF PERFORMANCE.

ARTICLE 5
PURCHASER’S REPRESENTATIONS AND WARRANTIES

Purchaser represents and warrants to Seller that the following statements are true and correct as of this date and will be true and correct as of the Closing Date:

Section 5.1            Organization and Good Standing.  Purchaser is a corporation organized, validly existing and in good standing under the laws of the State of Pennsylvania, with all requisite corporate power and authority to carry on the business in which it is engaged.

Section 5.2            Finder’s Fee.  Purchaser has not incurred any obligation for any finder’s, broker’s or agent’s fee in connection with the transactions contemplated in this agreement.

Section 5.3            Corporate Power and Authorization.  The execution, delivery and performance by Purchaser of this agreement and the Collateral Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all required corporate action of Purchaser.  This agreement and all Collateral Agreements have been duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Seller) constitute the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or the availability of equitable remedies.

Section 5.4            Governmental Authorities; Third Party Consents.  Purchaser is not required to submit any notice, report or other filing with any governmental authority in connection with the execution or delivery by it of this agreement or the consummation of the transactions contemplated hereby or thereby, and no approval or authorization of any Governmental Entity or any other Person is required to be obtained by Purchaser in connection with its execution, delivery and performance of this agreement or the transactions contemplated herein except for approvals that have been obtained by Purchaser on or prior to the Closing Date and for a Current Report on Form 8-K to be filed by Purchaser with the United States Securities and Exchange Commission.

Section 5.5            Investigation by Purchaser.  Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of Seller, the Purchased Assets and the Business, which investigation, review and analysis was done by Purchaser and, to the extent Purchaser deemed appropriate, by Purchaser’s representatives and advisors.  Purchaser acknowledges that it and its representatives and advisors have been provided adequate access to the personnel, properties, premises and records of Seller for such purpose.  In entering into this agreement, Purchaser acknowledges that, except for the representations and warranties contained in this agreement, it has relied solely upon the aforementioned investigations, review and analysis and not on any factual representations of Seller or Seller’s representatives and advisors, and that, except for the representations and warranties contained in this agreement, the Business and the Purchased Assets are being transferred, assigned and conveyed without any representation  or warranty of any nature whatsoever.

Section 5.6            Benefit Arrangements.  Exhibit 5.6  contains a true and complete listing of all compensation and benefit plans that Purchaser will provide or make available and/or will be applicable by their terms to provide benefits to Employees as of the date employed by Purchaser (the “Purchaser Benefit Plans”).

ARTICLE 6
POST CLOSING AND OTHER MATTERS

Section 6.1            Further Instruments of Transfer.  Following the Closing, each party, at the request and at the sole cost and expense of the other party, shall deliver any further instruments of transfer and take all reasonable action as may be necessary or appropriate to carry out the purpose and intent of this agreement.

Section 6.2            Employment and Employee Benefit Arrangements.

6.2.1       Continued Employment.  As of the Lease Expiration Date, Purchaser agrees to offer employment to and (to the extent such offers are accepted) hire the Employees.  Each Employee hired by Purchaser shall be entitled to receive while in the employ of Purchaser a 5.8% increase in the salary and wages that such Employee was receiving as of the Lease Expiration Date.  Purchaser shall not be obligated, however, to continue to employ any Employee for any specific period of time following the Lease Expiration Date, subject to applicable law.  The remainder of this Section 6.2 sets forth the benefits treatment to be afforded to the Employees hired by Purchaser.   Prior to the Lease Expiration Date, Seller will not increase the salary, wages, bonus formula, commission formula or other cash remuneration for any of the Employees other than as set forth in Exhibit 6.2.1.

(a)           Purchaser Benefit Plans.  For a period of at least one year following the Lease Expiration Date, the Employees, so long as employed by Purchaser, shall receive compensation and employee benefits that provide at least a substantially comparable aggregate value to the compensation provided by Seller, and those benefits provided under the GE Employee Plans in effect immediately prior to the Closing Date.  The parties acknowledge that the compensation and the benefits set forth in this Section 6.2.1 (inclusive of the 5.8% increase in the salary and wages referred to above) and in Exhibit 5.6 are substantially comparable in the aggregate to the level of compensation and benefits that Employees had prior to the Closing Date.

(b)           Seller Benefit Plans.  Purchaser shall not assume any obligations under or liabilities with respect to, and it shall not receive any right or interest in, any of the GE Employee Plans.  Effective as of the Lease Expiration Date, except as otherwise specifically provided in this Agreement, all Employees will cease any participation in, and any benefit accrual under, each of the GE Employee Plans.

(c)           Layoff Benefits.  Notwithstanding any of the foregoing to the contrary, Purchaser agrees to provide severance benefits to any Employee who is laid off by Purchaser without cause during the one-year period following the Lease Expiration Date in an amount that is at least equal to the layoff benefits that would have been paid to such Employee pursuant to the terms of GE Layoff Plans as in effect on the Lease Expiration Date, to be calculated, however, on the basis of the Employee’s compensation and service at the time of the layoff.  Exhibit 6.2.1(c) attached hereto sets forth the amount that is at least equal to the layoff benefits that would have been paid to each Employee pursuant to the terms of the GE Layoff Plans.

(d)           Welfare Benefits.  Seller shall retain responsibility under the GE Employee Plans that are welfare benefit plans in which the Employees participate with respect to all amounts that are payable by reason of, or in connection with, any and all welfare benefit claims made by the Employees and their eligible dependents but only to the extent the claims were incurred prior to the Lease Expiration Date.  Purchaser shall be responsible under the Purchaser Benefit Plans for all other welfare benefit claims made by the Employees and their eligible dependents under such plans to the extent such claims were incurred on or after the Lease Expiration Date.

(e)           Credit for Service.  To the extent that service is relevant for purposes of eligibility and vesting (and, in order to calculate the amount of any vacation, sick days, severance, layoff and similar benefits, but not for purposes of pension benefit accruals) under any retirement plan, employee benefit plan, program or arrangement established or maintained by Purchaser for the benefit of the Employees, such plan, program or arrangement shall credit such Employees for service earned on and prior to the Lease Expiration Date with the Seller or any of its respective predecessors in addition to service earned with Purchaser after the Lease Expiration Date.

(f)            Preexisting Conditions.  Purchaser shall waive limitations on benefits relating to any preexisting conditions of the Employees and their eligible dependents.  For a period of one year following the Lease Expiration Date, Seller and Purchaser agree that for medical conditions of Employees that existed prior to the Lease Expiration Date (“Preexisting Conditions”), (i) Purchaser shall pay the first $50,000 of out-of-pocket costs related to each claim by an Employee for any Preexisting Conditions, and (ii) subject to the foregoing (i), Seller shall reimburse Purchaser up to $100,000 of out-of-pocket costs of claims by an Employee for the Pre-Existing Condition that exceeds $50,000.00 for any Preexisting Conditions.

(g)           Vacations.  Purchaser shall continue a vacation program for the benefit of the Employees through at least the end of the calendar year in which the Closing occurs that is at least as favorable as the applicable vacation program of Seller in effect immediately prior to the Lease Expiration Date.  Within 10 days of the Closing Date, Seller shall pay to Purchaser as an adjustment to the Initial Purchase Price, an amount equal to the accrued and unused vacation time of the Employees through March 30, 2007, whereupon (i) the  accrued and unused vacation time of the Employees shall be transferred to and assumed by Purchaser and Purchaser shall recognize and provide for the Employees all such accrued and unused vacation time, and (ii) Seller shall have no further obligation or liability to pay or provide any vacation payments to Employees whether incurred before, on or after the Closing Date.

6.2.2       Retirement Plans.

(a)           As of the Lease Expiration Date, the Employees shall cease to accrue benefits, if any, under the GE Pension Plan, the GE Savings and Security Program, the GE Excess Benefit Plan and the GE Supplementary Pension Plan.  Effective as of the Lease Expiration Date, Seller shall take all necessary action, if any, to (i) effect such cessation of participation, (ii) cause the Employees’ regular pensions, if any, under the GE Pension Plan and their account balances, if any, under the GE Savings and Security Program to become fully vested as of the Lease Expiration Date and (iii) cause each eligible Employee with at least ten years of qualified service to vest in his or her accrued benefits, if any, under the GE Supplementary Pension Plan as of the Lease Expiration Date.  No assets or liabilities with respect to the GE Pension Plan and the GE Savings and Security Program (or any other GE Employee Plan) shall be transferred to Purchaser as a result of this agreement.  Seller shall pay directly to the Employees (including their surviving spouses and beneficiaries) any vested benefits to which they are entitled under the GE Excess Benefit Plan, the GE Supplementary Pension Plan and any similar plan when eligible under the terms of such plans to receive such payments.  After the Lease Expiration Date, Purchaser shall cooperate with Seller to provide such current information regarding the Employees on an ongoing basis as may be necessary to facilitate determinations of eligibility for, and payments of benefits to, the Employees under the GE Pension Plan or any of the other applicable GE Employee Plan that continues to be maintained by Seller.

(b)           COBRA.  Following the Lease Expiration Date, Purchaser shall provide or make available continuation health care coverage to all Employees and their qualified beneficiaries who incur or incurred a qualifying event in accordance with the continuation health care coverage requirements of Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA (“COBRA”) with respect to claims incurred on or after the Lease Expiration Date.

6.2.3       Post-Transfer Health and Welfare Benefits.  Seller shall retain any obligations it may have to provide post-retirement welfare benefits in accordance with the terms of the GE Life, Disability and Medical Plan, as in effect from time to time, to all former employees and their eligible dependents who are currently receiving such benefits.  In addition, Seller shall remain obligated to provide such coverage to all Employees and their eligible dependents who, as of the Lease Expiration Date, are participants in the plan and either (i) have completed twenty-five years of qualifying service with the Seller or its Affiliates or predecessors, or (ii) have attained at least sixty years of age and have completed at least 10 years of such qualifying service, in either case upon such Employees’ election to participate in the GE Life, Disability and Medical Plan.  Such participation shall be under circumstances and at the applicable contribution levels entitling them to become eligible to begin receiving such benefits pursuant to the terms of the GE Life, Disability and Medical Plan as in effect at such time.

Section 6.3            Taxes; Access to Information.

6.3.1       Only as it relates to the Business, Seller and Purchaser shall (a) each provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return or the conduct of any audit or other examination by any taxing authority or any Action relating to Liability for Taxes, (b) each retain and reasonably promptly following request therefor, provide the other with any records or other information that may be relevant to any such return, audit, examination or Action, and (c) each provide the other with any final determination of any such audit or examination or Action that affects any amount required to be shown on any Tax Return of the other for any period.  Without limiting the generality of the foregoing, Purchaser and Seller shall each retain, until the time at which the applicable statute of limitations, including any extensions thereof agreed to by the other party of which the party has notice, bars any further claim, copies of all Tax Returns, supporting work schedules and other records or information that may be relevant to such returns for all tax periods or portions thereof ending on or before the Closing Date.

6.3.2       For a period of six (6) years after the Closing Date, (a) the Purchaser shall, during normal business hours and upon reasonable notice, make available and provide the Seller and its representatives with access to all information, data and records in its possession or control relating to the operation of the Business prior to the Closing Date which the Seller reasonably requires for any reasonable business purpose and the Purchaser shall reasonably cooperate with the Seller with respect to the foregoing, and (b) the Seller shall, during normal business hours and upon reasonable notice, make available and provide the Purchaser and its representatives with access to all information, data and records in its possession or control which the Purchaser reasonably requires for any reasonable business purpose and the Seller shall reasonably cooperate with the Purchaser with respect to the foregoing.

Section 6.4            Cessation of Use of GE Marks.  Purchaser understands and acknowledges that the GE Marks and the goodwill associated therewith are the property of Seller and its Affiliates and Purchaser agrees that (a) on the Closing Date any express or implied license to Purchaser to use the GE Marks and any derivatives thereof shall cease and be terminated, and (b) Seller and its Affiliates have and retain any and all common law and statutory rights in and to the GE Marks and any derivatives thereof.  Notwithstanding the foregoing sentence, Purchaser and Seller shall enter into the Trademark License Agreement at Closing which sets forth the rights and obligations of the parties with respect to the use of the GE Marks with the Purchased Assets.

Section 6.5            Non-Competition.

6.5.1       Seller, on behalf of itself and its Affiliates that are set forth in Section 6.5.1 of the Disclosure Schedule (collectively, the “Seller Restricted Parties”), agrees that for a period of five (5) years from the Closing Date, they shall not engage, directly or indirectly, anywhere in the world in the Business, as conducted at the time of the Closing Date, or without the prior written consent of the Purchaser, directly or indirectly, own an interest in, manage, control or operate any Person that is engaged, directly or indirectly, in the Business as conducted at the time of the Closing Date, or interfere with, disrupt or attempt to disrupt any then existing relationship, contractual or otherwise, with Purchaser and any of its customers or suppliers with respect to the Business or influence or attempt to influence any of the customers of Purchaser  with respect to the Business to transfer their patronage from Purchaser to any other Person.  Purchaser acknowledges that the Seller Restricted Parties will continue to produce, market and sell consumables and spare parts to third parties for water purification and distribution applications outside of the Business.  The Seller Restricted Parties cannot always control whether these third parties incorporate such consumables and spare parts into medical dialysis applications.  As a result thereof and notwithstanding anything else contained herein, the Seller Restricted Parties will not be prohibited from selling such consumables and spare parts to third parties; provided, however, that in no event may the Seller Restricted Parties sell Acquired Dialysis Business Products (as defined in the Supply Agreement) that are identified by an SAP medical material number to any third party other than Purchaser.

6.5.2    Promptly following the termination of the Transition Services Agreement (or earlier following at least 30 days’ written notice from Purchaser), Seller will permanently delete or cause to be deleted from its and its Affiliates’ systems the “customer master data” page that identifies Seller’s Business customers.

6.5.3       Promptly following the termination of the Transition Services Agreement, Seller shall remove or cause to be removed from the websites of the Seller Restricted Parties all text specifically related to the Business and, for each related URL or link, provide a “redirect” to Purchaser’s website, as mutually agreed by the parties acting reasonably.

Section 6.6            Non-Solicitation.  From the date of this agreement through the eighteenth month following the Closing Date, Seller and its Affiliates and Purchaser and its Affiliates, and each of their respective officers, managers, shareholders, directors, members, employees and agents shall not, directly or indirectly, solicit the employment of or hire any current officer or employee of the other party or the other party’s Affiliates, but only for so long as such officer or employee is employed by Seller or any of its Affiliates or Purchaser or any of its Affiliates, as the case may be.  The phrase “solicit the employment of” (or any hiring resulting from such solicitation) shall not be deemed to include general solicitations of employment not specifically directed toward these restricted employees.

Section 6.7            Non-Assignable Assets.

6.7.1       Notwithstanding anything to the contrary in this Agreement, except for the FMC Agreement, to the extent that any Contract, Lease or other right, interest or asset that would otherwise be a Purchased Asset is not capable of being transferred or assigned to Purchaser in connection with the Closing without the consent or waiver of a third Person (including a Governmental Authority) which has not been obtained on or before the Closing Date or such transfer or assignment would result in the breach or violation of any such Contract or Lease or any applicable Law or Order, Seller will be deemed not to have assigned or transferred or attempted to assign or transfer, and will not be obligated to assign or transfer to Purchaser any direct or indirect right, title or interest in or to any such Contract, Lease or other right, interest or asset (each, an “Unassigned Asset”) without first having obtained all necessary consents and waivers.  Seller will use commercially reasonable best efforts to obtain such consents and waivers as may be necessary to cure such potential breach or violation, but Seller shall not be obligated to pay any consideration therefor to the party from whom the consent or waiver is requested.

6.7.2       With respect to such Unassigned Assets, Seller will use commercially reasonable efforts to (i) provide to Purchaser the benefits thereof and shall promptly pay to Purchaser when received all monies received by Seller under any such Contract or Lease and the proceeds of or other amounts relating to any other Unassigned Assets, (ii) cooperate in any lawful arrangement designed to provide such benefits to Purchaser and (iii) enforce at the request of Purchaser and for the account of Purchaser, any rights of Seller arising from any such Contract or Lease or other Unassigned Asset (including the right to elect to terminate such Contract or Lease in accordance with the terms thereof upon the reasonable request of Purchaser).

6.7.3       To the extent that Purchaser is provided the benefits referred to in this Section 6.7, Purchaser will, at its sole cost and expense, perform the obligations arising under such Contracts and Lease or with respect to such other Unassigned Assets for the benefit of Seller and the other party or parties thereto.

Section 6.8            Warranty Claims.  From and after the Closing Date, Purchaser assumes and will be responsible for all Assumed Warranty Obligations.  If a customer of the Business who acquired Products from Seller prior to the Closing Date requires warranty service that is outside the scope of the Assumed Warranty Obligations, including product recalls or field corrective actions (including those associated with MDRs), then Purchaser agrees to perform the required service (labor and parts) on behalf of Seller, at Seller’s expense. In such event, Purchaser will deliver an invoice to Seller that sets forth in reasonable detail the services provided (labor and parts) and the related charges (e.g., freight), all of which will be determined by Purchaser on a commercially reasonable basis. Any payment due to Purchaser under this Section 6.8 shall be made initially, to the extent available, from the Escrow under the terms of the Escrow Agreement, and if the Escrow does not have sufficient funds, directly from Seller.  In addition, during the 15 month period following the Closing Date, Seller agrees to repair or replace any QSV pumps sold or delivered to customers from January 1, 2006 through the Closing Date (to the extent that Seller’s warranty for any such QSV pump is still in effect when it needs repair or replacement) that are deemed defective as determined by Purchaser in good faith and on a commercially reasonable basis.

Section 6.9         Inventory.

6.9.1    Prior to the Closing, Seller has delivered to Purchaser an inventory schedule that itemizes the Inventory (by model number, product description, quantity) as of February 28, 2007 (the “Preliminary Inventory Schedule”). On or about March 31, 2007, Purchaser and Seller will jointly commence a physical inventory of the Inventory. The Inventory will be valued at book value consistent with generally accepted accounting principles (the “Inventory Value”), subject to adjustment based on Section 6.9.2.

6.9.2    For purposes of determining the Inventory Value: (i) any part in Inventory whose last date of consumption was less than 12 months will be valued at 100% of cost, (ii) any part in Inventory whose last date of consumption was more than 12 months prior to the Closing Date and less than 18 months prior to the Closing Date will be valued at 75% of cost, and (iii) any part in Inventory whose last date of consumption was 18 months or more prior to the Closing Date will be valued at 25% of cost.

6.9.3    On or before April 10, 2007, Seller will deliver to Purchaser a true, correct and complete schedule containing the Inventory as at March 30, 2007 based on the physical inventory described above (the “Final Inventory Schedule”). The Final Inventory Schedule shall list the Inventory by model number, quantity, Inventory Value and, to the extent applicable, the date last placed in service. In addition, the Final Inventory Schedule shall indicate where the quantity of a Product exceeds two years’ requirements for such Product.

6.9.4    Within ten (10) days following its receipt of the Final Inventory Schedule, Purchaser shall deliver to Seller (i) a written notice stating whether it disagrees with any item on such Schedule and (ii) if Purchaser disagrees with any item on such Schedule, a written notice specifying the disputed items and setting forth the basis for Purchaser’ disagreement in reasonable detail (the “Notice of Disagreement”). If Purchaser does not deliver a Notice of Disagreement to Seller within such ten (10) day period, the Final Inventory Schedule delivered by Seller shall become final, conclusive and binding upon the parties for all purposes under this

Agreement. Purchaser and Seller shall attempt to resolve any disputed items in good faith for a period of thirty (30) days following Seller’s receipt of a Notice of Disagreement. If Purchaser and Seller are unable to resolve all disputed items within such thirty (30) day period, Purchaser and Seller shall mutually select an accounting firm to act as arbiter with respect to all disputed items relating to the Final Inventory Schedule that have not been resolved by the parties. To the extent applicable, the arbiter shall determine all disputed items in accordance with the provisions of this Agreement. The arbiter shall be instructed to decide all disputed items by no later than July 31, 2007. The decision of the arbiter shall be final, conclusive and binding upon the parties. The fees and expenses of the arbiter shall be shared equally by Purchaser and Seller. Notwithstanding anything above to the contrary, no accounting firm may be selected that has provided material accounting, auditing, tax or other services to either party during the past ten years.

6.9.5       If the aggregate Inventory Value of the Inventory as of March 30, 2007 is less than $1,900,000, then Seller shall pay to Purchaser an amount equal to the shortfall within five (5) days of the date that the Inventory Value becomes final, conclusive and binding under this Section 6.9.  If the aggregate Inventory Value of the Inventory as of March 30, 2007 is more  than $1,900,000, then Purchaser shall pay to Seller an amount equal to such excess amount within five (5) days of the date that the Inventory Value becomes final, conclusive and binding under this Section 6.9.

Section 6.10         Customer Rebate.  The parties acknowledge that a rebate (the “Rebate”) may be payable to FMC-NA under the FMC Agreement for the contract year that commenced on July 1, 2006 and will end on June 30, 2007 (the “Rebate Period”) based on the total dollar amount of “Schedule A, B, and C products” (as defined in and contemplated by Section 4 of the FMC Agreement) purchased by FMC-NA (“Total FMC Sales”).

The total Rebate will be equal to the product of Total FMC Sales and a “Factor,” such Factor determined as follows: (i) if Total FMC Sales is at least $5 million, but less than $5.5 million, then 1%; (ii) if Total FMC Sales is at least $5.5 million, but less than $6 million, then 1.5%; or (iii) if Total FMC Sales is at least $6 million, then 2%.

Seller will be solely responsible for the product of (x) sales to FMC-NA during the period commencing July 1, 2006 and ending on March 30, 2007 (the “Seller FMC Sales”) divided by (y) Total FMC Sales multiplied by (z) the total Rebate.

Purchaser will be solely responsible for the product of (a) sales to FMC-NA during the period commencing March 31, 2007 and ending on June 30, 2007 (the “Purchaser FMC Sales”) divided by (b) Total FMC Sales multiplied by (c) the total Rebate.

Purchaser and Seller will cooperate in good faith with respect to the timing of their respective payments of the Rebate to FMC-NA and the preparation and delivery to FMC-NA of the written accounting required under the FMC Agreement related to the Rebate, all of which shall be performed so as to remain in compliance with the FMC Agreement.

Section 6.11         Certain Inventory Warranty Obligations.  The membrane elements  manufactured by Seller that constitute a portion of the Inventory, other than membrane elements in the Inventory that are discounted for obsolescence under Section 6.9.2, are being sold and transferred to Purchaser subject to Seller’s standard manufacturer’s warranty, except that the duration of such warranty for membrane elements shall be 12 months from the Closing Date.

Section 6.12         Telephone Number Transfer. Seller will assist Purchaser in the transfer of the phone and fax numbers contemplated by Section 2.1.12.

ARTICLE 7
INDEMNIFICATION

Section 7.1            Survival.

7.1.1       Covenants.  The covenants and agreements contained in this agreement and any agreements, certificates or other instruments delivered pursuant to this agreement, shall survive the Closing and remain in full force and effect.

7.1.2       Representations and Warranties.  The representations and warranties set forth in this agreement shall survive the Closing Date through the eighteenth month following the Closing Date.  Notwithstanding the foregoing, the representations and warranties contained in Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.16, Section 5.2, Section 5.3, and Section 5.5  shall survive indefinitely, and the representations and warranties set forth in Section 4.9 shall survive the Closing Date until thirty (30) days after the applicable statute of limitations related to the matters set forth in that particular Section has run.

Section 7.2            Seller’s Indemnification Obligations.  Seller shall indemnify, defend, release, and hold Purchaser, its Affiliates and their respective directors, officers, managers, members, shareholders, employees, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all Losses asserted against, incurred or required to be paid by any Purchaser Indemnified Party to the extent the Losses relate to or arise from: (i) a breach of any representation or warranty made by Seller in this agreement; (ii) a breach of any covenant or obligation made by Seller in this agreement that survives Closing; (iii) any Taxes for or with respect to any time period prior to the Closing Date arising out of the operation of the Business (including any period that begins before and ends after the Closing Date), whether owing by Seller or any member of the consolidated group of which Seller is or was a member, and in any Losses incurred by the Purchaser Indemnified Parties as a result of or with respect to any such Taxes; (iv) the Excluded Assets; (v) the Retained Liabilities; and (vi) any claims for Liabilities (except under the Contracts and Lease or for the accrued and unused vacation of the Employees as of the Closing Date) that arise under the second sentence of Section 2.3 of this agreement and are asserted during the 18 month period following the Closing Date.

Section 7.3            Purchaser’s Indemnification Obligation.  Purchaser shall indemnify, defend, release, and hold Seller, its Affiliates and their respective directors, officers, managers, members, shareholders, employees, successors and assigns (collectively, the “Seller Indemnified Parties”) harmless from and against any and all Losses asserted against, incurred or required to be paid by any Seller Indemnified Party to the extent the Losses relate to or arise from: (i) a breach of any representation or warranty made by Purchaser in this agreement; (ii) a breach of any covenant or obligation made by Purchaser in this agreement that survives Closing; (iii) any

Taxes arising at any time out of the Purchaser’s operation of the Business on or after the Closing Date; (iv) any acts or omissions of Purchaser that occur on or after the Closing Date; (v) subject to Section 7.2(vi), the Assumed Liabilities; and (vi) any  obligations and liabilities of Purchaser that arise out of or are related to the operation of its businesses (other than any obligations for which Seller is indemnifying Purchaser).

Section 7.4            Limitations and Expiration.

7.4.1       Limitations.  The indemnification rights of Purchaser Indemnified Parties set forth in this agreement are subject to the following limitations: (i) Purchaser Indemnified Parties shall not assert any claim for Losses which individually is less than $10,000; (ii) Seller shall not become obligated to pay any asserted claims for Losses unless and until the aggregate, cumulative amount of properly assertable claims (i.e., claims in excess of the limitation stated in the preceding subclause (i) exceeds $300,000 (the “Deductible Amount”), with no obligation to pay any amount equal to or less than the Deductible Amount of such properly asserted claims under any circumstances; and (iii) under no circumstances shall Seller be obligated to make indemnification payments (A) hereunder in a total, cumulative amount of more than twelve and one-half percent of the Purchase Price, and (B) for any claims made pursuant to Section 7.2(vi), that exceed $1,000,000 (the “Cap”); provided that, the limitations set forth in clauses (i), (ii) and (iii) above shall not apply to any indemnification rights of Purchaser Indemnified Parties based upon, related to or arising out of (a) the fraud or willful misconduct of Seller or (b) Retained Liabilities (provided further that, Seller shall not have any indemnification obligations whatsoever for Purchaser’s attorney fees and related costs in the event that Purchaser is involved in a claim that relates to the Retained Liabilities other than to the extent incurred under Section 7.5.2(b)).  In addition, the limitation in clauses (i) and (ii) shall not apply with respect to any indemnification claim based solely upon a breach of Seller’s covenants that survive Closing.  The Purchaser’s remedies set forth in this ARTICLE 7 shall be the sole and exclusive remedy of Purchaser for any and all actions arising under or in any way related to this agreement.

7.4.2       Expiration.

(a)           Except for the indemnification obligations set forth in Section 7.2(iv) and (v), which shall not expire, the indemnification obligations of Seller set forth in this agreement shall terminate, be null and void and of no further force and effect as follows:

(1)                 with respect to Seller’s indemnification obligations under Section 7.2(i), upon the expiration of the applicable survival period for the representations and warranties as set forth in Section 7.1;

(2)                 with respect to Seller’s indemnification obligations under Section 7.2(ii), upon the expiration of the applicable statute of limitations for a breach of contract claim;

(3)                 with respect to Seller’s indemnification obligations under Section 7.2(iii), upon the expiration of the applicable statute of limitations (with extensions) with respect to the matters addressed in those clauses; and

(4)                 with respect to Seller’s indemnification obligations under Section 7.2(vi), upon the expiration of 18 months following the Closing Date.

(b)           After such applicable survival period the Purchaser’s indemnity rights shall terminate except with respect to any indemnity claim for which notice was duly and timely given as provided herein and be of no further force or effect; provided, that suit must be brought on or with respect to any such claim where notice was properly given before expiration of the applicable survival period prior to the end of 12 months after the time for the making of such claim has expired.

Section 7.5            Procedure for Indemnification.  The procedure to be followed in connection with any claim for indemnification by Purchaser under Section 7.2 or by Seller under Section 7.3, is set forth below:

7.5.1       Notice.  An indemnified party shall provide prompt written notice to the indemnifying party of a possible indemnification claim as follows:

(a)           for claims asserted or threatened by third parties that give rise to a potential indemnification claim (“Third Party Claim”), within thirty (30) days from the date the indemnifying party received written notice of the claim from the third party; and

(b)           for all other indemnification claims, within thirty (30) days of the indemnified party determining that it has or could have an indemnification claim.

The notice of the indemnified party of an indemnification claim shall include supporting facts and data to support the claim for indemnification and the amount of the Losses (or a reasonable estimate if not determinable).  The failure of an indemnifying party to provide notice within the required notice period shall not release the indemnifying party from any obligations under this ARTICLE 7 except to the extent the indemnifying party is materially prejudiced by such failure.

7.5.2       Defense of a Claim.

(a)           If the indemnifying party acknowledges in writing its obligation to indemnify the indemnified party hereunder against any Losses that  may result from a Third Party Claim, then, except to the extent the Third Party Claim involves Losses against the Purchaser Indemnified Parties which, when aggregated with other Third Party Claims against the Purchaser Indemnified Parties, is in an amount equal to at least the Cap (or reasonably believed by the Purchaser Indemnified Parties to be in an aggregate amount equal to at least the Purchase Price), the indemnifying party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the indemnified party within fifteen (15) days of the receipt of notice of the Third Party Claim from the indemnified party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the indemnified party, in its reasonable discretion, for the same counsel to represent both the indemnified party and the indemnifying party, or if the Third Party Claim involves Losses against the Purchaser Indemnified Parties, which, when aggregated with other Third Party Claims against the Purchaser Indemnified Parties, is an amount equal to at least the Cap (or reasonably believed by the Purchaser Indemnified Parties to be in an aggregate amount equal to at least the Cap) then the indemnified party shall be entitled to retain its own counsel, at the expense of the indemnified party.  In the event the indemnifying party exercises the right to undertake any such defense against any Third Party Claim as provided above, the indemnified party shall cooperate with the indemnifying party in such defense and make available to the indemnifying party, at the indemnifying party’s expense, all witnesses, pertinent records, materials and information in the indemnified party’s possession or under the indemnified party’s control relating thereto as is reasonably required by the indemnifying party.  Similarly, in the event the indemnified party is, directly or indirectly, conducting the defense against any such Third Party Claim, the indemnifying party shall cooperate with the indemnified party in such defense and make available to the indemnified party, at the indemnifying party’s expense, all such witnesses, records, materials and information in the indemnifying party’s  possession or under the indemnifying party’s control relating thereto as is reasonably required by the indemnified party.  The indemnifying party shall have the sole right to defend, settle or otherwise dispose of such Third Party Claim, on such terms as the indemnifying party, in its sole discretion, shall deem appropriate; provided, however, that the indemnifying party shall obtain the written consent of the indemnified party, which shall not be unreasonably withheld, prior to ceasing to defend, settling or otherwise disposing of any Third Party Claim if as a result of such settlement the indemnified party would become subject to injunctive or other equitable relief or the business of the indemnified party would be materially adversely affected in any manner (including without limitation the payment or obligation to pay on the part of the indemnified party any amount) or the indemnified party would not receive on the effective date of the indemnifying party’s ceasing to defend, settling or otherwise disposing of such claim without any cost or expense to the indemnified party a complete release of all obligations and liabilities arising out of, or in respect of such claims in form and content reasonably satisfactory to indemnified party.  In the event the indemnifying party assumes the defense of the Third Party Claim, the indemnifying party will keep the indemnified party reasonably informed of the progress of any such defense, compromise or settlement.

(b)           If the indemnifying party fails to assume the defense of a Third Party Claim (by failing to notify the indemnified party that it acknowledges its obligation to indemnify the indemnified party or that it will undertake the defense or the indemnifying party reasonably concludes that a conflict of interest would arise or the Third Party Claim involves Losses against the Purchaser Indemnified Parties, which, when aggregated with other Third Party Claims against the Purchaser Indemnified Parties, is in an amount equal to at least the Cap (or reasonably believed by the Purchaser Indemnified Parties to be in an aggregate amount equal to at least the Cap),  the indemnified party will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party’s cost and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the indemnifying party; provided, however, that the indemnified party shall not enter into any such compromise or settlement with respect to amounts to be paid by the indemnifying party without the written consent of the indemnifying party, which consent shall not be unreasonably withheld, provided the indemnifying party receives a complete release of all obligations and liabilities in any manner related to such Third Party Claim.  In the event the indemnified party assumes the defense of the Third Party Claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement.

(c)           After notice from the indemnifying party to the indemnified party of its election to assume the defense of a Third Party Claim, except as otherwise contemplated by this agreement, the indemnifying party shall not be liable to the indemnified party under this ARTICLE 7 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof.

Section 7.6   Materiality Qualifications in Context of Determining Breach. For purposes of this ARTICLE 7 only, (a) the existence of a breach of a representation or warranty in this agreement and (b) the calculation of Losses arising out of a breach of any representation or warranty in this agreement shall be determined without giving effect to any exception, qualification, or other modifying criteria set forth in such representation or warranty as to materiality or a Material Adverse Effect.

Section 7.7   Treatment of Indemnity Payments.  The parties agree that any indemnification payments made pursuant to this agreement shall be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable law.

Section 7.8   Reduction for Insurance.  The amount which an indemnifying party is required to pay to, for, or on behalf of an indemnified party pursuant to this ARTICLE 7 shall be reduced (including, without limitation, retroactively) by any insurance proceeds actually recovered by or on behalf of the indemnified party for the related Losses.  If the indemnified party shall have received, or if the indemnifying party shall have paid on its behalf, an indemnity payment in respect of any Losses and shall subsequently receive, directly or indirectly, insurance proceeds (which duplicate in whole or in party, such indemnity payment) in respect of such Losses, then the indemnified party shall promptly pay to the indemnifying party the amount of such insurance proceeds, or, if less, the amount of such indemnity payment.  The parties acknowledge that the foregoing shall not affect the subrogation rights of any insurance companies making payments hereunder.

Section 7.9   Duty to Mitigate.  In all cases in which a Person is entitled to be indemnified in accordance with this agreement, such indemnified party shall be under a duty to take all commercially reasonable measures to mitigate all Losses. Without limiting the foregoing, each indemnified party shall use its commercially reasonable efforts to collect any amount available under applicable insurance coverage for any Losses for which an indemnity claim is being made.

ARTICLE 8
PUBLICITY

All notices to third parties and all other parties concerning the transactions contemplated by this agreement shall be jointly planned and coordinated by and between the parties.  None of the parties shall cause or authorize any such notice or publicity without the prior written approval of the other party; provided, however, that in the case of an announcement which either party may be required by law, by any governmental agency or by such party’s stock exchange to make, issue or release, such action without the prior approval by the other party shall not constitute a breach of this Article.  In the event a party is required by law, by any governmental agency or by such party’s stock exchange to make any disclosure as described herein, it shall use its best efforts to provide prompt notice to the other party of such disclosure and consult with the other party prior to making such disclosure.  Notwithstanding the foregoing, it is understood and agreed that it is the desire of the parties to make a public announcement of the transactions contemplated herein at the earliest possible time after the execution of this agreement, and the parties agree to exercise their respective rights under this Article in good faith to coordinate such an early announcement of this transaction.

ARTICLE 9
NONDISCLOSURE OF CONFIDENTIAL INFORMATION

Section 9.1   Nondisclosure.  Purchaser and Seller recognize and acknowledge that they had in the past, currently have, and in the future may possibly have, access to certain Confidential Information (in such capacity, the “Receiving Party”) of one or more other parties (in such capacity, the “Disclosing Party”) that is valuable, special and unique assets of the Disclosing Party or its businesses. Each Receiving Party agrees that it will keep all Confidential Information it receives from a Disclosing Party confidential and will not permit any of its directors, officers, employees, agents and representatives, including without limitation attorneys, accountants, consultants and financial advisors (collectively, “Advisors”) to, without in each case the prior written consent of the Disclosing Party, disclose the Confidential Information in any manner whatsoever, in whole or in part.  Each Receiving Party further agrees that all Confidential Information which it receives from any Disclosing Party will not be used by the Receiving Party or its Advisors directly or indirectly for any purpose other than evaluating the transactions contemplated by this agreement and agrees to transmit the Confidential Information only to those Advisors who need to know the Confidential Information for the purpose of evaluating such transactions, who are informed by the Receiving Party of the confidential nature of the Confidential Information and who are provided with a copy of, and agree to be bound by, the provisions of this ARTICLE 9.  The Receiving Party shall be responsible for any breach of the provisions of this ARTICLE 9 by any of its Advisors, and will indemnify and hold harmless the Disclosing Party for any losses, damages, charges, fees or expenses, including reasonable attorney’s fees arising out of or resulting from such breach.  Notwithstanding the foregoing, Seller acknowledges and agrees that from and after the Closing Date, Purchaser shall be deemed the owner (and thereby the Disclosing Party) of all Confidential Information related to the Business (except to the extent an Excluded Asset) and that Seller may not divulge, furnish or make available to any third party any such Confidential Information (as well as any other Confidential Information directly related to the Business that is an Excluded Asset) other than as permitted under this Article 9.

Section 9.2   Limitations.  The provisions of this ARTICLE 9 shall be inoperative as to such portions of the Confidential Information which (i) are or become generally available to the public other than as a result of a disclosure by the Receiving Party or any of its Advisors; (ii) become available to the Receiving Party on a nonconfidential basis from a source (other than the Disclosing Party or one of its Advisors) which has represented to the Receiving Party that such source is entitled to disclose it; or (iii) were known to the Receiving Party on a nonconfidential basis prior to its disclosure to the Receiving Party by the Disclosing Party or one of its Advisors; or (iv) is independently developed by the Receiving Party without misappropriating  Confidential Information of  the Disclosing Party.

Section 9.3   Legal Obligations.  In the event that a Receiving Party or anyone to whom a Receiving Party transmits the Confidential Information is requested or becomes legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, criminal or civil investigative demand or similar process) to disclose any of the Confidential Information, or if a Receiving Party determines in its good faith judgment that disclosure of Confidential Information is required by federal securities laws or the rules of any applicable national stock exchange, the Receiving Party will provide the Disclosing Party with prompt written notice so that the Disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this ARTICLE 9, and the Receiving Party will cooperate with the Disclosing Party in any effort the Disclosing Party undertakes to obtain a protective order or other remedy.  In the event that such a protective order or other remedy is not obtained, or that the Disclosing Party waives compliance with the provisions of this ARTICLE 9, the Receiving Party will furnish only that portion of the Confidential Information which is legally required and will exercise its best efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information.

Section 9.4   Remedies.  Each Receiving Party agrees that a Disclosing Party shall be entitled to equitable relief, including temporary restraining orders, injunctions and specific performance, in the event of any breach of the provisions of this ARTICLE 9.  Such remedies shall not be deemed to be the exclusive remedies for a breach of this ARTICLE 9 by a Receiving Party or its Advisors but shall be in addition to all other remedies available at law or equity.

ARTICLE 10
MISCELLANEOUS

Section 10.1   Failure to Obtain Certain Third Party Consents.  Purchaser agrees that Seller shall not have any liability whatsoever to Purchaser arising out of or relating to any failure to obtain any Third Party Consents which is or may be required to be obtained in connection with the execution, delivery or performance by Seller of this agreement or the taking by Seller of any other action contemplated hereby or because of the termination of any such contract as a result thereof. Purchaser further agrees that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached as a result of (i) the failure to obtain any such Third Party Consents, (ii) any such termination or (iii) any lawsuit, action, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Third Party Consents or any such termination.

Section 10.2   Seller’s Representations Modified by Purchaser’s Knowledge.  Purchaser acknowledges that to the extent Purchaser has actual knowledge before the Closing Date that any representation or warranty of Seller made herein or in any document or agreement contemplated herein is untrue or incorrect, and Purchaser consummates any of the transactions contemplated in this agreement, (i) Purchaser shall have no rights hereunder or thereunder by reason of such untruth or inaccuracy and (ii) any such representation or warranty by Seller shall be deemed to be amended to the extent necessary to render it consistent with such knowledge of Purchaser.

Section 10.3   Entire Agreement and Modification.  This agreement, and the Collateral Agreements referenced herein constitute the entire agreement between the parties pertaining to this subject matter and supersedes all prior and contemporaneous agreements, representations and understandings of the parties, including the letter of intent dated March 1, 2007 that Seller and Purchaser executed.  The parties have not relied upon any promises, representations, warranties, agreements, covenants or undertakings, other than those expressly set forth in this agreement.  No supplement, modification or amendment of this agreement shall be binding unless executed in writing by all the parties.

Section 10.4   Assignment.  Neither this agreement nor any right created hereby shall be assignable by any party hereto without the prior written consent of the other party, except that after the Closing, either party may assign its rights and obligations hereunder to any Affiliate; provided that any such assignment by a party hereunder shall not alleviate the assigning party of its indemnification or other payment obligations hereunder.

Section 10.5   Parties In Interest; No Third Party Beneficiaries.  Except as otherwise provided herein, the terms and conditions of this agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto.  Except as expressly provided for in this agreement, neither this agreement nor any other agreement contemplated hereby shall be deemed to confer upon any Person not a party hereto or thereto any rights or remedies hereunder or thereunder.

Section 10.6   Severability.  If any provision of this agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.  Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this agreement a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

Section 10.7   Governing Law.  This agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the substantive laws (but not the rules governing conflicts of laws) of the State of New York.

Section 10.8   Jury Trial Waiver.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY ACTION ARISING UNDER OR RELATING TO THIS AGREEMENT.

Section 10.9   Captions, Disclosure Schedule and Exhibits.  The captions in this agreement, including but not limited to specific section number references included in the Disclosure Schedule, are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.  The information contained under any particular section number reference in the Disclosure Schedule shall be deemed disclosed for all purposes under this agreement and shall not be limited in effect by reference to such specific section number.  The Disclosure Schedule is incorporated herein by reference.

Section 10.10   Notice. Whenever this agreement requires or permits any notice, request, or demand from one party to another, the notice, request, or demand must be in writing to be effective and shall be deemed to be delivered and received (i) if personally delivered or if delivered by telex, telegram, facsimile, e-mail or courier service, when actually received by the party to whom notice is sent or (ii) if delivered by mail (whether actually received or not), at the close of business on the third business day next following the day when placed in the mail, postage prepaid, certified or registered, addressed to the appropriate party or parties, at the address of such party set forth below (or at such other address as such party may designate by written notice to all other parties in accordance herewith):

If to Seller to:	Mr. Andrew Zaske
GE Osmonics, Inc.
4636 Somerton Road
Trevose, PA 19053

Fax No.: (678) 844-7518

with a copy to:	Ms. Glynn Key, Esq.
GE Infrastructure Water & Process Technologies
4636 Somerton Road
Trevose, PA 19053

Fax No.: (678) 844-7518

If to Purchaser:	Mar Cor Purification, Inc
4450 Township Line Road
Skippack, PA 19474-1429
Attn: Curtis Weitnauer, President

Fax No.: (484) 991-0230

with a copy to:	Eric W. Nodiff, Esq.
Cantel Medical Corp.
150 Clove Road
Little Falls, NJ 07424

Fax No.: (973) 890-7270

Section 10.11   No Waiver; Remedies.  No waiver of any of the provisions of this agreement shall be deemed or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the party making the waiver.  No party shall by any act (except by written instrument pursuant to Section 10.3 hereof), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any default in or breach of any of the terms and conditions hereof.  No failure to exercise, or any delay in exercising, on the part of any party hereto, any right, power or privilege hereunder shall operate as a waiver thereof.  No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  No remedy set forth in this agreement or otherwise conferred upon or reserved to any party shall be considered exclusive of any other remedy available to any party, but the same shall be distinct, separate and cumulative and may be exercised from time to time as often as occasion may arise or as may be deemed expedient.

Section 10.12   Counterparts.  This agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

Section 10.13   Costs, Expenses and Legal Fees.  Except as otherwise provided herein, whether or not the transactions contemplated hereby are consummated, each party shall bear its own costs and expenses (including attorneys’ fees) incurred in connection with the transactions contemplated herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this agreement as of the date first written above.

GE OSMONICS, INC.

By:	/s/ YUvbir Singh
Name:	Yuvbir Singh
Title:	Vice President
Date:	March 30, 2007

MAR COR PURIFICATION, INC.

By:	/s/ Curtis D. Weitnauer
Name:	Curtis D. Weitnauer
Title:	President
Date:	March 30, 2007

Signature Page to Asset Purchase Agreement

EXHIBITS AND SCHEDULES

Exhibit	Description

Exhibit A	Escrow Agreement

Exhibit B	Employees

Exhibit C	Transition Services Agreement

Exhibit D	Supply Agreement

Exhibit E	Trademark License Agreement

Exhibit 2.1.1	Purchased Assets

Exhibit 5.6	Compensation and Benefit Plans of Purchaser

Exhibit 6.2.1	Scheduled Wage Increases

Exhibit 6.2.1(c)	Layoff Benefits

SCHEDULES

Schedule	Description

Schedule 1.56	Permitted Liens

Schedule 4.6	Third Party Consents

Schedule 4.7	Financial Reports

Schedule 4.11	Material Contracts

Schedule 4.12	Intellectual Property

Schedule 4.13	Permits

Schedule 4.17	Litigation

Schedule 4.18	Suppliers and Customers

Schedule 6.5.1	Seller Affiliates

Signature Page to Asset Purchase Agreement